

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Steven Lisi
Chief Executive Officer
Beyond Air, Inc.
900 Stewart Avenue, Suite 301
Garden City, NY 11530

Re: Beyond Air, Inc.
 Registration Statement on Form S-3
 Filed September 25, 2025
 File No. 333-290520

Dear Steven Lisi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Avital Perlman, Esq.